Summary of Loan Agreement Entered into by and between Shenzhen BAK Battery Co., Ltd. (“the Company”) and Shenzhen Branch, China CITIC Bank Co., Ltd (“the Creditor”) Dated June 3, 2011

Main contents

Contract number: (2011) Shenyinsun daizi 011;

Loan principal: RMB 40 million;

Loan term: from June 3, 2011 to June 3, 2012;

Floating interest rate: Interest rate of loan shall be 110% of the benchmark rate announced by the People’s Bank of China, and be adjusted in line with benchmark interest rate adjustment of The People’s Bank of China;

Penalty interest rate for delayed repayment: current interest rate plus 50% * current interest rate;

Penalty interest rate for embezzlement of loan proceeds: current interest rate plus *1;

Interest accrued and settled per month, interest settlement day is 20th of each month;

Purpose of the loan is to provide working capital for purchasing raw materials;

In the event of occurrence of any of the following during the term of loan, the Creditor is entitled to demand repayment of loan principal before maturity and withdraw directly from any accounts of the Company for the repayment:

  Delay in repayment of interest for the loan;

  The Company suffers operation loss or sharp decline in operation;

  Being involved in or threatened to be involved in lawsuit, arbitration or other legal disputes;

  Providing untrue financial statements or information;

  Embezzling loan (i.e. using loan proceeds for purposes other than what is agreed in the contract without the consent of the Creditor);

  Occurrence of other instances which endanger the safety of the loan provided by the Creditor;

  Breach of contract penalties: correct the breach of contract in time limit; suspension of loan unprovided; terminate the loan agreement, demand prepayment of loan principal and interest before maturity; imposition of punitive interest incurred due to delayed loan; imposition of punitive interest for embezzlement of loan; imposition of plural interest for unpaid interest; withdraw from any accounts of the Company the loan principal and interest; indemnification for the Creditor’s expenses incurred due to demanding the loan principal and interest in case of litigation, etc.

  The Company guaranteed not to use the loan borrowed from the Creditor to invest in purchasing securities or real estates. Otherwise, the Company shall be liable for any loss incurred to the Creditor.

Headlines of the articles omitted:

  Loan arrangement Interest clearing of the loan

  Payment of the loan

  Interest penalty of loan

  Guarantee of the loan agreement

  Announcement and guarantee of the Company

  Rights and obligation of both the Company and the Creditor

  Obligation succession

  Disputation settlement

  Effectiveness, modification and termination of Contract

  Validity